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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         NEWTEK BUSINESS SERVICES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    652526104
                                 (CUSIP Number)

                               September 30, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 652526104

 1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Potomac Capital Management LLC
     13-3984298

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [   ]
     (b)  [   ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Limited Liability Company formed under the laws of the State of New York

NUMBER OF         5. SOLE VOTING POWER
SHARES               962,942
BENEFICIALLY
OWNED BY          6. SHARED VOTING POWER
EACH                 0
REPORTING
PERSON WITH       7. SOLE DISPOSITIVE POWER
                     962,942

                  8. SHARED DISPOSITIVE POWER
                     0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,942 shares of common stock

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS) [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     Approximately 2.6%*

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC; OO (Limited Liability Corporation)

* Based on 37,038,324 shares of common stock outstanding as of August 10, 2009, and as reported on the Company's Form 10-Q filed on August 13, 2009, for the period ended on June 30, 2009.

CUSIP NO 652526104

 1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Potomac Capital Management Inc.
     13-3984786

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [   ]
     (b)  [   ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Corporation formed under the laws of the State of New York

NUMBER OF         5. SOLE VOTING POWER
SHARES               708,499
BENEFICIALLY
OWNED BY          6. SHARED VOTING POWER
EACH                 0
REPORTING
PERSON WITH       7. SOLE DISPOSITIVE POWER
                     708,499

                  8. SHARED DISPOSITIVE POWER
                     0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     708,499 shares of common stock

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     Approximately 1.9%*

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC; CO

* Based on 37,038,324 shares of common stock outstanding as of August 10, 2009, and as reported on the Company's Form 10-Q filed on August 13, 2009, for the period ended on June 30, 2009.

CUSIP NO 652526104

 1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Paul J. Solit

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [   ]
     (b)  [   ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

NUMBER OF         5. SOLE VOTING POWER
SHARES               374,500
BENEFICIALLY
OWNED BY          6. SHARED VOTING POWER
EACH                 1,671,441
REPORTING
PERSON WITH       7. SOLE DISPOSITIVE POWER
                     374,500

                  8. SHARED DISPOSITIVE POWER
                     1,671,441

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     The Reporting Person beneficially owns 2,045,941 shares of common stock.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.5%*

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

* Based on 37,038,324 shares of common stock outstanding as of August 10, 2009, and as reported on the Company's Form 10-Q filed on August 13, 2009, for the period ended on June 30, 2009.

ITEM 1.

     (a)   NAME OF ISSUER
           NEWTEK BUSINESS SERVICES, INC.

     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
           1440 Broadway, 17th Floor
           New York, NY 10018

ITEM 2.

     (a)  NAME OF PERSON FILING
          Potomac Capital Management LLC

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 825 Third Avenue
          33rd Floor
          New York, New York 10022

     (c)  CITIZENSHIP
          Limited Liability Company formed under the laws of the State of New York.

     (a)  NAME OF PERSON FILING
          Potomac Capital Management Inc.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 825 Third Avenue
          33rd Floor
          New York, New York 10022

     (a)  NAME OF PERSON FILING
          Paul J. Solit

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE c/o Potomac Capital Management LLC
          825 Third Avenue 33rd Floor
          New York, New York 10022

     (c)  CITIZENSHIP
          U.S. Citizen

     (d)  TITLE OF CLASS OF SECURITIES
          Common Stock, par value $0.02 per share

     (e)  CUSIP NUMBER
          652526104

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

POTOMAC CAPITAL MANAGEMENT LLC

     (a)   AMOUNT BENEFICIALLY OWNED:
           962,942 shares of common stock

     (b)   PERCENT OF CLASS:
           Approximately 2.6%

     (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
             (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                 962,942
            (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                 0
           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                 962,942
            (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                 0

POTOMAC CAPITAL MANAGEMENT INC.

     (a)   AMOUNT BENEFICIALLY OWNED:
           708,499 shares of common stock

     (b)   PERCENT OF CLASS:
           Approximately 1.9%

     (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
             (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                 708,499
            (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                 0
           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                 708,499
            (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE ISPOSITION OF
                 0

PAUL J. SOLIT

     (a)   AMOUNT BENEFICIALLY OWNED:
           2,045,941 shares of common stock

     (b)   PERCENT OF CLASS:
           Approximately 5.5%

     (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
             (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                 374,500
            (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                 1,671,441 shares of common stock
           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                 374,500
            (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                 1,671,441 shares of common stock

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
           See Exhibit A attached hereto.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP
           Not Applicable.

ITEM 10.   CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this October 7, 2009

                                           POTOMAC CAPITAL MANAGEMENT LLC
                                           By:   /s/ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.
                                           By:   /s/ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit, President

                                           PAUL J. SOLIT
                                           By:   /s/ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B   Joint Filing Agreement dated October 7, 2009 among Potomac Capital
            Management LLC, Potomac Capital Management, Inc. and Paul J. Solit